SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                       STARTECH ENVIRONMENTAL CORPORATION
     ---------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
     ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                   25457C 20 7
     ---------------------------------------------------------------------
                                 (CUSIP Number)

                                 Joseph F. Longo
                              444 Thayer Pond Road
                                Wilton, CT 06897
                                 (203) 762-3945
     ---------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                                       to
                       Receive Notices and Communications)

                                 With copies to:

                            Scott S. Rosenblum, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                             New York, NY 10022-3852
                                 (212) 715-9100

                                  June 23, 2003
     ---------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. /_/

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 Pages

---------------------------- ---------------------------------------------------
CUSIP No. 855906103                     SCHEDULE 13D          Page 2 of 5 Pages
---------------------------- ---------------------------------------------------

------ -------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Joseph F. Longo
------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) |_|
                                                             (b) |_|
------- ------------------------------------------------------------------------
  3     SEC USE ONLY

------- ------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

        PF
------- ------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)              |_|
------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
--------------------------------------------------------------------------------
                             7     SOLE VOTING POWER
 NUMBER OF SHARES
   BENEFICIALLY                    2,041,898
    OWNED BY               -----------------------------------------------------
  EACH REPORTING             8     SHARED VOTING POWER
     PERSON                ----------------------------------------------------
      WITH                   9      SOLE DISPOSITIVE POWER

                                    2,041,898
                           ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,041,898
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                    |_|

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       17.68%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------

                               Page 2 of 5 Pages

Introduction

     This Amendment No. 2 (this "Amendment") relates to the Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission (the "SEC") on January 27, 2003, as amended on May 29, 2003, by Joseph F. Longo (the "Reporting Person") in connection with the Reporting Person's ownership of shares of common stock, no par value (the "Common Stock"), of Startech Environmental Corporation (the "Issuer").

     The text of Items 4, 5 and 7 of the Schedule 13D are hereby amended and supplemented as follows.

     Capitalized terms used in this Amendment but not otherwise defined herein have the meanings given to them in the Schedule 13D, as amended. Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

Item 4(d). Purpose of Transaction.

     The Reporting Person is a director and the Issuer's largest shareholder. On May 29, 2003, the Reporting Person sent the Issuer a letter in which he called a special meeting of shareholders of the Issuer for July 16, 2003 (the "Special Meeting") and demanded that the Issuer immediately send a notice of the Special Meeting to the shareholders informing them of the date, time, place and purposes of the Special Meeting. The purposes of the Special Meeting, as set forth in the Preliminary Proxy Statement on Schedule 14A, as filed with the SEC on June 12, 2003 (the "PRE14A"), are to remove and replace all incumbent members of the Board of Directors, other than the Reporting Person (the "Incumbent Directors"), fix the size of the Board at five, and fill the four vacancies resulting from the removal of the Incumbent Directors with four individuals (the "New Directors") nominated by the Reporting Person (the "Proposals"), as set forth in the PRE14A.

     Soon after the filing of the Schedule 13D, management of the Issuer contacted the Reporting Person in an attempt to work out a settlement without the need for the holding of the Special Meeting. As of the date of the filing of this Amendment, no notice of the Special Meeting has been provided to the shareholders of the Issuer and no definitive settlement has been reached. However, the Reporting Person and the Incumbent Directors have been working towards a settlement in which, among other things, a third party investor group would make an equity investment in the securities of the Issuer of up to $3 million in various tranches and the Board of Directors of the Issuer would be reconfigured as proposed in the PRE14A. As part of this process, the Incumbent Directors requested that the New Directors provide the Incumbent Directors with an understanding as to the manner in which the three senior executive officers of the Issuer who are subject to employment agreements would be treated in the event a transaction were to be consummated. In response to this request, the New Directors informed the Incumbent Directors that they envisioned the following roles of each such senior executive officer of the Issuer:

     o Joseph Klimek. The New Directors envision that Mr. Klimek, a director and the Chief Executive Officer and President of the Issuer, would be retained in an advisory or consultative role with the Issuer in which he would be expected to contribute in the functional areas that require immediate focus - sales and revenue generation - for an initial trial period of six months. The New Directors also envision that Mr. Klimek would be asked to recommend strategies and initiatives for developing business across a variety of customer segments, both internationally and domestically.

     o Kevin Black. The New Directors envision that Mr. Black, a director and the Senior Vice President, General Counsel and Secretary of the Issuer, would be retained in an advisory or consultative role with the Issuer in which he would assist the New Directors in the transition period to ensure that the New Directors are provided with any and all information about the Issuer and its business that is known by Mr. Black. The New Directors envision that Mr. Black's role with the Issuer would terminate on or before December 31, 2003.


                               Page 3 of 5 Pages

     o Robert DeRochie. The New Directors envision that Mr. DeRochie, the Chief Financial Officer of the Issuer, who is presently subject to an employment agreement with the Issuer that expires on November 1, 2003, would be retained by the Issuer until his employment agreement expires and that Mr. DeRochie would not be retained as a part of management thereafter.

     Except as set forth above or in the Schedule 13D, the Reporting Person does not have any plans or proposals that relate to or would result in the matters listed in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a),  (b)  As  of  the  date  of  this  Amendment,   the  Reporting  Person
beneficially owns 2,041,898 shares of Common Stock, representing, in the aggregate, approximately 17.68% of the outstanding shares of Common Stock (based on 11,544,454 shares outstanding as of June 12, 2003, based on information publicly disclosed by the Issuer in its quarterly report on Form 10-Q for the quarter ended April 30, 2003, as filed with the SEC on June 20, 2003).

     (c) On March 7, 2003, the Reporting Person transferred 25,000 shares of Common Stock owned by the Reporting Person to Florence E. Desensis, CRUT, at $1.00 per share.

      (d) Not applicable.

      (e) Not applicable.

Item 7. Material to be Filed as Exhibits.

     The following documents are filed as exhibits hereto or are incorporated herein by reference:

      Exhibit       Title
      -------       -----

      99.3 Preliminary Proxy Statement (incorporated by reference to the Schedule 14A filed by the Reporting Person with the Securities and Exchange Commission on June 12, 2001).



                               Page 4 of 5 Pages

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Dated: June 25, 2003




                                    /s/ Joseph F. Longo
                                    ------------------------------
                                    Joseph F. Longo




                               Page 5 of 5 Pages